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TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Increased Earnings from Bruce Power in Q1

Saskatoon, Saskatchewan, Canada, April 25, 2003

Cameco Corporation today announced its interest in the Bruce Power Limited Partnership will contribute $49 million of pre-tax earnings ($33 million after tax or $0.59 per share) to its first quarter results. Cameco’s interest in Bruce Power was 15% from January 1 to February 13, 2003 and 31.6% thereafter.

Cameco’s full first quarter results will be released on May 2, 2003. Cameco reports its share of Bruce Power results today to coordinate with the announcement of TransCanada PipeLines Ltd.’s first quarter results, which also included earnings from Bruce Power.

Bruce Power Earnings

Bruce Power’s results were exceptionally strong due to two factors:

•	the four Bruce B units achieved an aggregate capacity factor of 100% for the entire quarter, the best performance in the plant’s history, and

•	the spot price of electricity was higher due to the severe winter weather experienced in Ontario.

For the first quarter in 2003, Bruce Power’s average selling price was about $57 per megawatt hour (MWh) from a mix of contract and spot sales. Approximately 45% of Bruce Power’s output was sold into Ontario’s wholesale spot market in the first quarter. As a baseload generator, Bruce Power does not set prices in the Ontario market. In order to reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. For the remainder of 2003, approximately 10 terawatt hours of output are currently covered by fixed price contracts.

Earnings from Bruce Power are directly affected by fluctuations in electricity spot market prices as well as overall plant availability which, in turn, is impacted by scheduled and unscheduled maintenance. During the first quarter, there were no scheduled or unscheduled outages.

There is a planned maintenance outage at one of the four Bruce B units for most of the second quarter 2003, which will reduce output accordingly. Similarly, there is an approximate one month planned outage at one Bruce B unit and one Bruce A unit in the third and fourth quarter 2003 respectively.

The two Bruce A units will begin the process of restarting around the end of April and early June, with full production expected by the end May and June 2003 respectively.

. . . 2/

As a result of additional efforts to bring the units online for the summer, the direct project costs are expected to increase from the previous estimate of $400 million. In addition, Cameco and the new partners have adopted a more comprehensive method of reporting Bruce A restart costs, which includes other related expenditures such as security, information technology and other support functions as well as the direct project costs. Including these site support expenditures, the total cost to restart the two Bruce A units is expected to range from $525 to $550 million. Once online, the Bruce A units are anticipated to perform in accordance with business plans.

Cameco’s Share of Bruce Power Earnings

Earnings from Bruce Power will represent most of Cameco’s first quarter earnings. As previously disclosed, Cameco’s earnings fluctuate from quarter to quarter due to timing of uranium and conversion deliveries, which are at the discretion of Cameco’s customers. First quarter earnings from Cameco’s other businesses are expected, in total, to be modestly lower than in the first quarter of 2002.

Cameco plans to hold a conference call on May 5, 2003 to discuss the full quarter results. The details of the conference call will be included in the May 2 news release.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316